Exhibit 99.1
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	February 22, 2012 NR#12-02

MAG SILVER ANNOUNCES SILVER / LEAD / ZINC INTERCEPTS AT
LA ESPERANZA

278 g/t (8.1 opt) silver with 2.8% lead and 5.8% zinc over 2.42 metres

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces significant silver / lead / zinc vein intercepts in the first three holes drilled in an exploration drill program on its La Esperanza project in northern Zacatecas State, Mexico. MAG is earning a 60% interest in the project from Canasil Resources Inc. (TSX.V: CLZ) (“Canasil”). The holes were drilled on one section 100 metres North West along strike from previous drilling carried out by Canasil on the main La Esperanza Vein system (see Figure One below).

The best results are reported in the deepest hole ES12-03 which intersected 2.42 metres of 278 grams per tonne (“g/t”) (8.1 ounces per ton (“opt”)) silver, 2.8% lead and 5.8% zinc within a 10.28 metre (8.22 metres true width) section of quartz vein and breccia assaying 97 g/t silver (2.8 opt), 1.1% lead and 2.3% zinc. Hole ES11-02, drilled above the previous hole, intercepted 1.49 metres of 192 g/t (5.6 opt) silver, 1.8% lead and 5.7% zinc within a 12.53 metre (10.02 metres true width) wide breccia laced with intermittent veins that carried 87 g/t (2.5 opt) silver, 0.8% lead and 2.4% zinc over 4.01 metres. Near-surface hole ES11-01 hit three narrow intercepts with appreciable silver values ranging from 43 g/t (1.3 opt)  to 74 g/t (2.2 opt), lead from 0.2% to 0.6% and zinc values from 1.0% to 1.9% over 0.85 metres to 0.86 metres (see Table One below).

“We are very encouraged at this early stage to see the Esperanza structure is returning very wide intercepts of quartz vein and breccia that appear to reflect a NW-plunging mineralized zone.” said Dan MacInnis, President and CEO of MAG Silver. “This confirms our initial premise that this particular structure can host significant mineralization over very favorable widths.  We have traced the Esperanza structure on surface for almost 5 kilometres but have drilled a mere 100 metres from previous drilling so far. Mineralization is still open in all directions and lateral offsets of the current holes are planned for drilling in 2012 to determine the continuity and tenor of mineralization.”

Drilling is still ongoing and further results will be made available when received. MAG expects to complete 4,000 metres in the current drill plan.

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Table One:  Assay Results La Esperanza
HOLE ID	FROM (METRES)	TO (METRES)	INTERVAL (METRES)	GOLD (G/T)	SILVER (G/T)	SILVER (OPT)	LEAD (%)	ZINC (%)	COPPER (%)	TRUE WIDTH (METRES)
ES11-01	144.00	144.86	0.86	0.04	74	2.2	0.2	1.1	0.01	0.86
and	161.14	162.00	0.86	0.03	43	1.3	0.4	1.0	0.03	0.86
and	162.53	163.38	0.85	0.18	61	1.8	0.6	1.9	0.11	0.85
ES11-02	168.05	180.58	12.53	0.00	26	0.8	0.7	0.3	0.03	10.02
and	185.33	189.34	4.01	0.02	87	2.5	0.8	2.4	0.04	3.21
including	185.33	186.82	1.49	0.05	192	5.6	1.8	5.7	0.11	1.19
ES12-03	266.66	276.94	10.28	0.19	97	2.8	1.1	2.3	0.32	8.22
including	266.66	273.20	6.54	0.23	139	4.1	1.5	3.3	0.43	5.23
including	266.66	270.67	4.01	0.14	189	5.5	2.2	5.2	0.33	3.20
including	266.66	269.08	2.42	0.17	278	8.1	2.8	5.8	0.09	1.94

About La Esperanza:
The La Esperanza project covers 68,954 hectares, located within the Mexican Silver Belt in northern Zacatecas and southern Durango States. This recognized world class silver belt hosts a number of active mines such as Pan American Silver’s La Colorada and First Majestic Silver’s La Parrilla mine. The La Esperanza project covers under-explored multiple vein occurrences and alteration zones over a 20 kilometre strike length along a prospective SE-NW trend.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, using a main access shaft down to a depth of approximately 90 metres. There are a number of abandoned surface pits and dumps around the shaft area.

Canasil previously drilled nine diamond drill holes on the property for a total of 1,432 metres. Canasil’s program had outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths. The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.6 opt) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.5 opt) silver over 0.75 metres.

Under the Canasil option agreement, MAG can earn a 60% interest in the La Esperanza project by completing CAD$5,000,000 in exploration expenditures ($912,480 completed to December 31, 2011) by September 1, 2014 and making a further CAD$350,000 in cash payments to Canasil by September 1, 2013.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG

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21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. One blank and standard sample are each inserted into each batch of 20 total samples. The samples are then shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Zacatecas City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Silver, zinc, copper and lead values are determined by Atomic Absorption Spectrometry and where in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay. Gold assays were by standard fire assay-ICP finish and those in excess of 3.00 g/t are re-analyzed by fire assay with gravimetric finish.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold and 267 million pounds of lead and 539 million pounds of zinc. The Inferred Resources contain an additional 85 million ounces of silver, 370,000 ounces of gold and 236 million pounds of lead and 400 million pounds of zinc. MAG has also identified a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property as well as a moly-gold discovery on the same property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in

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such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources
This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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   Figure One: La Esperanza Longitudinal Section, February 2012

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